BNY MELLON CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2015

Assets

Assets:	
Cash	$ 1,865,513
Cash segregated for regulatory purposes	10,000,000
Receivable from broker-dealers	337,989,136
Receivable from customers	5,560,123
Securities owned, at fair value (includes $1,735,012,352 pledged as collateral)	2,357,826,144
Securities purchased under agreements to resell, net	332,722,519
Derivative assets, net	13,753,898
Fees receivable	5,219,973
Interest receivable	10,719,144
Receivable from affiliates	131,709
Furniture, equipment and leasehold improvements, at cost (net of accumulated depreciation of $2,445,738)	413,637
Software and intangibles, at cost (net of accumulated amortization of $6,894,247)	5,773,100
Goodwill	46,665,786
Deferred tax asset	3,587,459
Other assets	1,301,238
Total assets	$ 3,133,529,379

Liabilities and Member's Equity

Liabilities:	
Securities sold under agreements to repurchase, net	$ 1,600,000,000
Securities sold not yet purchased, at fair value	548,879,190
Derivative liabilities, net	13,771,585
Payable to broker-dealers	545,142,627
Payable to customers	1,573,098
Payable to affiliates	5,675,239
Interest payable	1,448,195
Accrued compensation and other expenses	10,201,632
Other liabilities	635,531
Total liabilities	2,727,327,097
Member's equity	406,202,282
Total liabilities and member's equity	$ 3,133,529,379

See accompanying notes to statement of financial conditions.